News Release

CIBC declares dividends

(Toronto, ON — February 24, 2005)(NYSE: BCM, TSX: CM) — CIBC’s board of directors today declared a dividend of 65 cents per share on common shares for the quarter ending April 30, 2005, payable on April 28, 2005 to shareholders of record at the close of business on March 28, 2005.

Class A Preferred Shares

Other dividends per share for the quarter ending April 30, 2005, payable on April 28, 2005 to shareholders of record at the close of business on March 28, 2005, were declared as follows:

Series 18 — $0.343750

Series 19 — $0.309375

Series 20 — US$0.321875

Series 21 — $0.375000

Series 22 — US$0.390625

Series 23 — $0.331250

Series 24 — $0.375000

Series 25 — $0.375000

Series 26 — $0.359375

Series 27 — $0.350000

Series 28 — $0.020000

Series 29 — $0.337500

For further information: Rob McLeod, Senior Director, Communications and Public Affairs, 416-980-3714 or Kathryn A. Humber, Senior Vice-President, Investor Relations, 416-980-3341.